UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 3)



                     Internet America, Inc.
 --------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock, $.01 par value
 --------------------------------------------------------------
                 (Title of Class of Securities)

                             46058Y109
                    ----------------------------
                           (CUSIP Number)

                         William O. Hunt
                     17604 Woods Edge Drive
                       Dallas, Texas 75287
                         (972) 931-8559
 --------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         September 3, 2003
                -----------------------------------
                   (Date of Event which Requires
                     Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46058Y109                                   Page 2 of 9

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     William O. Hunt

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS
     PF

(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              55,000
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           0

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              55,000
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     55,000

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.5%

(14) TYPE OF REPORTING PERSON
     IN


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CUSIP NO. 46058Y109                                   Page 3 of 9

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B&G Partnership, Ltd.

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS


(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              0
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           0

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              0
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

(14) TYPE OF REPORTING PERSON
     PN

CUSIP NO. 46058Y109                                   Page 4 of 9

(1)  NAME OF REPORTING PERSON.
     SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Grace A. Hunt

(2)  CHECK THE APPROPRIATE BOX IF A                    (A)  [   ]
     MEMBER OF A GROUP (SEE INSTRUCTIONS)              (B)  [   ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS


(5)  CHECK IF DISCLOSURE OF LEGAL                           [   ]
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

     NUMBER OF SHARES    (7)  SOLE VOTING POWER
                              0
        BENEFICIALLY
                         (8)  SHARED VOTING POWER
      OWNED BY EACH           0

     REPORTING PERSON    (9)  SOLE DISPOSITIVE POWER
                              0
           WITH:
                         (10) SHARED DISPOSITIVE POWER
                              0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     0

(12) CHECK IF THE AGGREGATE AMOUNT IN                       [   ]
     ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.0%

(14) TYPE OF REPORTING PERSON
     IN


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CUSIP NO. 46058Y109                                   Page 5 of 9


The summary descriptions contained in this report of certain agreements and documents are qualified in their entirety by reference to the complete texts of those agreements and documents filed as Exhibits to this Schedule 13D, as amended, and incorporated herein by reference.

Item 1. SECURITY AND ISSUER. The title and class of equity securities to which this Schedule 13D relates is the shares of common stock, par value $0.01 per share (the "Common Stock"), of Internet America, Inc., a Texas corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Dallas Centre, 350 North St. Paul, Suite 3000, Dallas, Texas 75201.


Item 2. IDENTITY AND BACKGROUND. This statement is being filed on behalf of William O. Hunt, B&G Partnership, Ltd. and Grace A. Hunt. The principal business address for each of the Reporting Persons is 17604 Woods Edge Drive, Dallas, Texas 75287. Mr. Hunt is a private investor who served on the Issuer's Board of Directors until his resignation on July 26, 2003. Mr. Hunt is a citizen of the United States.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) in the past five years. In the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. On September 18, 2001, Mr. Hunt and the Issuer entered into a Letter of Credit Security Commitment Agreement (the "Commitment Agreement") to finance an appeal bond in the approximate amount of $3.3 million in connection with a judgment entered against the Issuer, Mr. Hunt and a former officer and director of the Issuer. Under this agreement, Mr. Hunt collateralized a letter of credit in the amount of $3.3 million and the Issuer paid Mr. Hunt a commitment fee of 8% per annum, paid quarterly. On May 6, 2003, the Issuer reached a settlement of the judgment and gave Mr. Hunt notice that it was reducing the commitment in full in accordance with the terms of the Commitment Agreement. Under the Commitment Agreement, Mr. Hunt held a transferable option during the period beginning May 7, 2003 and ending September 4, 2003, to purchase up to 9,428,571 shares of the Company's Common Stock for $0.35 per share. Had Mr. Hunt exercised the option in full, this would have constituted approximately 47.8% of the Company's issued and outstanding stock immediately following the purchase.

The obligations to Mr. Hunt are secured by the Issuer's assets other than accounts receivable. Under a registration agreement, Mr. Hunt held demand and piggyback registration rights with respect to any shares issued under the Commitment Agreement. The demand registration right was subject to a 120 day deferral if the Issuer's Board of Directors determined that such registration would be seriously detrimental to the Issuer or its shareholders.

The Commitment Agreement, the Security Agreement and the Registration Rights Agreement were attached as Exhibits A, B and C, respectively, to the Schedule 13D filed by Mr. Hunt on October 9, 2001, and are incorporated herein by reference. A letter agreement amending the Letter of Credit Security Commitment Agreement was attached as Exhibit F to the Amendment No. 1 to
Schedule 13D filed by Mr. Hunt on May 7, 2003, and is incorporated herein by reference.

CUSIP NO. 46058Y109                                   Page 6 of 9




Item 4.   PURPOSE OF TRANSACTION.

On August 25, 2003, Mr. Hunt publicly announced he was negotiating with independent third parties as well as the Issuer to effect a transfer or redemption of the purchase option, as well as the potential sale of the 732,063 shares of the Issuer's common stock Mr. Hunt beneficially owns through B&G Partnership, Ltd.

On August 29, 2003, the Issuer filed suit against Mr. Hunt, seeking to enjoin his transfer of the purchase option. After negotiations, Mr. Hunt and the Issuer entered into a Redemption Agreement on September 3, 2003 (the "Redemption Agreement"). Under the terms of the Redemption Agreement, Mr. Hunt transferred certain of his rights under the Letter of Credit Security Commitment Agreement, including the right to exercise the purchase option, in exchange for the Issuer dismissing the August 29, 2003 lawsuit and making a payment to Mr. Hunt in the amount of $150,000.

On September 8, 2003, each of the Reporting Persons entered into a Purchase Agreement (the "Purchase Agreement") with Micro Capital Fund, L.P. whereby Micro Capital Fund, L.P. purchased all 732,063 shares of the Issuer's Common Stock held by B&G Partnership, Ltd. for the purchase price of $0.65 per share. Micro Capital Fund's purchase of these shares was consummated on September 11, 2003.

Except as otherwise set forth herein, no Reporting Person has any plans or proposals that relate to or that would result in any of the following actions:

(a) The acquisition by an person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of September 12, 2003, Mr. Hunt is deemed to beneficially own 55,000 shares of the Issuer's Common Stock by virtue of options he holds.

(b) With respect to the 55,000 shares of Common Stock of the Issuer beneficially owned by Mr. Hunt by virtue of his ownership of options, upon exercise of those options, Mr. Hunt would have the sole power to vote, dispose or to direct the disposition of such shares of Common Stock.

(c) Since the filing of Amendment No. 2 to this Statement on Schedule 13D, the Reporting Persons have effected the transactions contemplated by the Purchase Agreement and described in Item 4 above. Pursuant to the Purchase Agreement, B&G Partnership, Ltd. disposed of 732,063 shares of Common Stock in exchange for aggregate cash consideration of $475,840.95, or $0.65 per share.

(d)    Not Applicable.

(e) Each of the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Issuer's Common Stock on September 11, 2003.

CUSIP NO. 46058Y109                                   Page 7 of 9



Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. Mr. Hunt owns fully vested options to purchase 22,500 shares of Common Stock at $1.67 per share, 22,500 shares of Common Stock at $13.00 per share pursuant to Stock Option Agreements (which were filed as Exhibits D and E to the Schedule 13D filed by Mr. Hunt on October 10, 2001 and are incorporated herein by reference). Mr. Hunt also holds options to purchase 20,000 shares of Common Stock (with 10,000 options fully vested as of the date of this filing) shares of Common Stock at $0.34 per share pursuant to the Stock Option Agreement, a copy of which is filed as Exhibit G to this Schedule 13D/A. Except as previously described herein and in Item 3, and as set forth in Exhibits A, B and C to the
Schedule 13D filed by Mr. Hunt on October 10, 2001, Exhibit F to the Schedule 13D/A filed by Mr. Hunt on May 7, 2003, the Redemption Agreement, a copy of which is filed as Exhibit H to this Schedule 13D/A, and the Purchase Agreement, a copy of which is filed as Exhibit I to this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit G   Internet America Nonqualified Stock  Option
            Agreement dated August 12, 2002.

Exhibit H   Redemption Agreement dated September 3, 2003 by and
            between William O. Hunt and Internet America, Inc.

Exhibit I   Purchase Agreement dated September 9, 2003 among
            William O. Hunt, Grace A. Hunt, B&G Partnership,
            Ltd. and Micro Capital Fund, L.P.

CUSIP NO. 46058Y109                                   Page 8 of 9



                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  September 12, 2003         /s/  WILLIAM O. HUNT
                                 -------------------------------
                                 WILLIAM O. HUNT



Date:  September 12, 2003        B&G PARTNERSHIP, LTD.


                                 By: /s/ WILLIAM O. HUNT
                                    ----------------------------
                                    William O. Hunt, General
                                     Partner



Date:  September 12, 2003             /s/  GRACE A. HUNT
                                 -------------------------------
                                 GRACE A. HUNT

CUSIP NO. 46058Y109                                   Page 9 of 9


                        Index to Exhibits
                        -----------------



    Item                    Description
------------  --------------------------------------
Exhibit G     Internet  America  Nonqualified   Stock
              Option Agreement dated August 12, 2002.


Exhibit H     Redemption Agreement dated September 3,
              2003,  by and between William  O.  Hunt
              and Internet America, Inc.

Exhibit I     Purchase Agreement dated September 9,
              2003 among William O. Hunt, Grace A.
              Hunt, B&G Partnership, Ltd. and Micro
              Capital Fund, L.P.